UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                              ePHONE Telecom, Inc.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

      Florida                                             98-0204749
------------------------------               --------------------------------
(State or other jurisdiction of             (IRS Employer Identification No.)
incorporation or organization)

                46505 Landing Parkway, Fremont, California, 94538
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

Issuer's telephone number: (510) 661-9898


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:                Name of each exchange on which registered:



Securities to be registered pursuant to Section 12(g) of the Act:

     Common shares $0.001 par value
         (Title of Class)

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

A.   Business Development

     ePhone Telecom, Inc. (the "Company" has been in business for a period less than three years. It started to develop its present business in November, 1998. From incorporation until November, 1998, the Company was inactive. From November, 1998 to March, 1999, it reviewed business potentials and, ultimately, decided to enter the business described below. The Company does not have a predecessor nor has there been any material reclassification of its business or any purchase of any assets not in the ordinary course of business.

     The Company incorporated under to the laws of the State of Florida on May 3, 1996, under the name, IRA Fund Brokers Corp., and changed its name to IFB Corp. on April 6, 1998. On March 22, 1999, it changed its name to ePHONE Telecom Inc.

B.       Business of the Company

     The presentation of the Company's business is preceded below by a description of the context in which it will operate - the Technology and the Market.

1.        The Technology

     The possibility of voice communications travelling over the Internet, rather than through the Public Telephone Network, first became a reality in 1995 when VocalTec, Inc. introduced its Internet Phone software. Designed to run on a PC equipped with a sound card, speakers, microphone, and modem, the software compressed the voice signal, and translated it into IP packets for transmission over the Internet. This PC-to-PC Internet telephony worked, only if both parties were using the same Internet Phone software and had made an appointment to be connected to the Internet at the same time.

     The basic steps  involved in  originating  an IP  Telephony  call are:  (1)
conversion of the analog voice signal to digital format; and (2) compression/translation of the signal into IP packets for transmission over the Internet or managed IP networks. The process is reversed at the receiving end.

     "IP" stands for "Internet Protocol", a method of taking information, usually data that represents images or keystrokes and dividing it into many small pieces, or "packets". These packets are marked with an originating address, a destination address, and a map for reassembling those packets when they reach their destination. IP was created to carry data, the same collection of zeros and ones that underlie every programme, document, and image created using a computer. In recent years, technology has been developed that allows voice messages to be digitized and compressed into packets of data, and then reconverted from data to voice at the receiving end.

     IP is a very flexible protocol for sending information across a network that has many different possible starting points and destinations, commonly known as "any-to-any". Because IP packets can travel from their starting point to their destination without staying linked together during the journey, they do not have to look for pathways across networks large enough to carry large chunks of information. Instead, the packets can scatter and exploit every small pathway across a network. Over the Public Switched Telephone System (PSTN), analog voice communications need a direct point-to-point path and tie up this connection during the entire duration of the communication.


2.       The Market

         2.1      Voice over IP Market

         A new study from Killen & Associates, a leading research and consulting firm, ("Internet Voice: Opportunities and Threats,") forecasts that global Voice/Internet services revenues will top $63 billion by the year 2002 from $741 million in 1997. Approximately 48% of the 2002 revenues will be generated in North America while 33% will come from Europe, and the rest from Asia.

         2.2      Fax over IP Market

         According to International Data Corp. (www.idc.com ), the 1999 global bill for fax transmission will be $83 billion, growing to $90 billion by 2000. In the US alone, there are 40 million fax machines in use and the market is growing at about 20% a year. Of telephone expenditures for Fortune 500 and mid-sized companies, 41% are fax related. Growth in FAX expenditures (long distance charges) is estimated to have increased by 42% in 1997 alone. Globally 1.5 billion people have access to fax machines. It is preferred over email or postage mail.

         2.3      European Telecom Market

         The European market will continue its furious pace of growth in the coming year as the cost of Internet access continues to drop throughout the continent. The European scene looks a lot like the U.S., with a couple of important differences. Free ISPs are thriving in Europe and hence keeping a lid on higher connectivity fees. In addition, the move to a standard monetary currency, the "Euro" will eliminate barriers and further accelerate the pace of cross-border consolidation. The free ISP model is also more appealing in Europe because the ISP is actually paid by the local telco for every minute that an ISP customer goes online.

         2.4      Asian Telecom Market

         The year 1999 will mark the beginning of an extended period of rapid growth for the Internet in Asia, far outpacing growth in the United States. According to an industry research firm Asia Network Research, Internet usage in the Asia-Pacific region is forecast to rise to 27 million users by 2001.

         The challenge in this embryonic market is to get the basic infrastructure and regulatory framework in place. Countries like Japan are already beyond this threshold, but the largest Asian nations are still struggling with it. China will grow to be the biggest market with a series of initiatives on massive, national Intranet and Internet projects. China is also taking steps toward creating a regulatory framework for boosting Internet growth. Privatization of some ISPs has already taken place and the coming year will see several alliances with U.S. ISPs.

         But while China holds the most promise, today's market leaders in the region are Japan, South Korea, Hong Kong and Singapore, Behind their phenomenal growth is an advanced information infrastructure and forward-looking, proactive government policies.

3.       ePHONE Telecom Inc.

         3.1      The Mission

         ePHONE will offer to business users worldwide a low-cost, high-quality alternative to traditional long distance carriers. Using a call origination approach that involves customer premise equipment, the ePHONE iGate, ePHONE will offer phone-to-phone one-step dialing services. Seamless toggling between IP networks, the Internet and the PSTN, enables ePHONE to take advantage of the most cost effective call routes, striking the optimal balance between cost and quality.

         3.2      The ePHONE iGate

         The ePHONE iGate is a telecom-grade embedded device, which, deployed at the customer's premise interfaces with any PBX, key system or single lines phone equipment or fax device. IP connections are via ISDN, E1/T1 or dial-up, as well as Ethernet connection to CATV or DSL modems. The iGate enables phone-to-phone and fax-to-fax IP Telephony, making the service transparent to users who simply pick up the phone and dial the destination number. When a call is dialled, it is transparent to the user what least-cost route the call might take, whether a managed IP network, the Internet or the PSTN.


         The ePHONE iGate enables customers to place real-time full-duplex high quality digital long distance calls worldwide. Using dedicated bandwidth from large backbone providers, the Internet or the Public Telephone Network (PSTN), ePHONE will offer high quality voice and fax connections at a saving of up to 80% over the traditional carriers.

         3.3      Target Market

         ePHONE is initially targeting the small office, small business market, and plans to reach these businesses through a web based strategy as well as through established channels. ePHONE has been actively working with potential customers and strategic business partners to streamline all aspects associated with successful implementation of its service. Consequently, ePHONE is developing a multi-phased approach. The initial focus will be North America, Europe and Asia.

         ePHONE  will  initially   concentrate  on  areas  where  it  finds  the
         combination of the greatest savings on long distance usage and on the most concentrated markets.

         3.4      Distribution Channels

         E-Commerce, particularly in business-to-business offerings is an important part of today's marketing and sales strategy. ePHONE is devoting important resources to its Web presence, including recruitment of customers and distributors. A major campaign will address the Web audience through the ePHONE web site as well as a number of other web portals and business sites. Orders will be taken directly and payment accepted. The equipment can be sent directly to the end user or the lead sent to the ePHONE local agent/distributor for processing.

         ePHONE will also distribute its suite of products and services through partnerships with channel partners around the world. ePHONE is targeting telephone equipment distributors and/or Internet Service Providers in each geographical area. These distributors traditionally sell telephone equipment and provide training to "interconnectors" who in turn sell, install and maintain PBX, key systems and other telecommunications equipment to businesses. These distributors also sell telephone equipment to retail outlets in their area.

          3.5     Billing

          An important component of the business plan is a flexible billing platform. A Call Detail Record" (CDR) is generated and sent in real time to ePHONE's billing server. This CDR record identifies the customer, the dialled number and type of transmission, fax or voice, time, date and duration. The server is fully web-based. This allows customers to view their account 24 hours a day, 7 days a week. This web interface will display all calls made. This real time capability is required so that customers can "charge up" their accounts via a simple web interface. When their account starts to be depleted, an email notification and/or fax is automatically sent identifying the status of the client's account.

4.     Other Relevant Considerations

       (i) As the Company is only developing the business described above it is not dependent on one or a few major customers;

       (ii) The Company does not have any patents, trademarks, licences or protective agreements other than that it has trademarked its logo in Canada. The Company also has concluded the Agreement with Charles Yang described in Item 7D hereof and attached as
                  Exhibit 6.1.

       (iii) The Company does not, to the best of its knowledge, require any government approval for the conduct of its business or the sale of its products or services in any jurisdiction in North America or Europe - nor in the principal potential business markets in Asia. Before undertaking an entry into an Asian market, or a market elsewhere in the World, the potential need for government approval or regulation will be reviewed.

       (iv) The Company considers that it has to the date hereof spent on research and development activities related to its above-described business approximately $200,000. There is no specific allocation of any of those costs to the Company's future customers - although it will be the Company's objective to charge for its products and services in sufficient amounts to enable it to recover its research and development costs.

       (v)At the date hereof the Company has only 1 employee, being Charles Yang, who is employed as the Company's President and Chief Operating Officer on a full-time basis. The Company otherwise functions through the efforts of its officers and contracted consultants.

C.     Report to Securityholders

     The Company is not presently required under any Act or Regulation to deliver financial statements or other information to any of its shareholders.
However:

       (i) Regardless of whether it becomes required to do so by applicable rules or regulations, the Company will, voluntarily, send to all of its securityholders an Annual Report on or before the 30th day of June in each year, which will include the financial statements of the Company audited to the preceding December 31st, being the Company's fiscal year-end;

       (ii)       The Company is not a reporting company and will not become one
                  unless  and  until   this   Registration   Statement   becomes
                  effective.

       (iii) The public may read and copy any materials that this Company files with the United States Securities and Exchange Commission at its Public Reference Room at 450 - 5th Street N.W., Washington, D.C., U.S.A. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Further, to the extent that the Company files with the SEC electronically the SEC maintains an Internet site that contains reports, proxy and Information Statements and other information regarding issuers, and interested persons may obtain information on the site http:\\www.sec.gov. The Company's Internet address is http:\\ www.ephonetel.com.


















                              ePHONE TELECOM, INC.


                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A DEVELOPMENT STAGE COMPANY)





                              FINANCIAL STATEMENTS


                                  June 30, 1999
                                December 31, 1998
                                December 31, 1997

                                TABLE OF CONTENTS


                                                                 PAGE

INDEPENDENT AUDITOR'S REPORT.......................................1

ASSETS.............................................................2

LIABILITIES AND STOCKHOLDERS' EQUITY...............................3

STATEMENT OF OPERATIONS............................................4

STATEMENT OF STOCKHOLDERS' EQUITY..................................5

STATEMENT OF CASH FLOWS............................................6

NOTES TO FINANCIAL STATEMENTS......................................7-8

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

 1582 TULITA DRIVE                                       OFFICE (702) 361-8414
 LAS VEGAS, NEVADA 89123                                  FAX NO.(702)896-0278

                          INDEPENDENT AUDITORS' REPORT

 Board of Directors                                           July 30, 1999
 ePhone Telecom, Inc.
 Vancouver, BC, Canada

     I have audited the accompanying Balance Sheets of ePhone Telecom, Inc., (Formerly IFB Corp.), (Formerly Ira Fund Brokers Corp.), (A Development Stage Company), as of June 30, 1999, December 31, 1998, and December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for period January 1, 1999, to June 30, 1999, and for the two years ended December 31, 1998, and December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ePhone Telecom, Inc., (Formerly IFB Corp.),(Formerly Ira Fund Brokers Corp.), (A Development Stage Company) as of June 30, 1999, December 31, 1998, and December 31, 1997, and the results of its operations and cash flows for the period January 1, 1999, to June 30, 1999, and for the two years ended December 31, 1998, and December 31, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Barry L Friedman
 Barry L. Friedman
 Certified Public Accountant
                              ePHONE TELECOM, INC.
                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS


                                  June 30, 1999   December 31,     December 31,
                                      1999           1998             1997
                                  ----------------------------------------------
CURRENT ASSETS
    Cash                           $  120,058     $      0         $         0
                                   ----------     ---------        -----------

     TOTAL CURRENT ASSETS          $  120,058     $      0         $         0
                                   ----------     ---------        ------------
 OTHER ASSETS
    Purchase Advance (Note #7)     $  200,000     $      0         $         0
    Computer (Net) (Note #2)            4,333        4,875                   0
                                   -----------    ---------        ------------
     TOTAL OTHER ASSETS            $  204,333     $  4,875         $         0
                                   ----------     ---------        ------------
     TOTAL ASSETS                  $  324,391     $  4,875         $         0
                                   ==========     =========        ============















   The accompanying notes are an integral part of these financial statements
                              ePHONE TELECOM, INC.
                              (Formerly IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                           June        December      December
                                         30, 1999      31, 1998      31, 1997
                                        ----------------------------------------

 CURRENT LIABILITIES
   Officers Advances (Note #6)          $  13,802      $ 12,046      $       0
   Shareholders Advances (Note #6)        275,000             0              0
   Accounts Payable                       156,523        11,073              0
                                         ---------     ---------     ----------

   TOTAL CURRENT LIABILITIES             $445,325      $ 23,119      $       0
                                         ---------     ---------     ----------

 STOCKHOLDERS' EQUITY (Note #1)

   Common stock, $0.001 par value
    authorized 50,000,000 Shares
    issued and outstanding at
    December 31, 1997-1,000,000 shs                                   $   1,000
    December 31, 1998-1,000,000 shs                    $  1,000
    June 30, 1999-4,000,000 shares       $  4,000

    Additional paid in Capital             97,000             0               0

    Deficit accumulated during
    the development stage                (221,934)      (19,244)         (1,000)

 TOTAL STOCKHOLDERS' EQUITY              (120,934)     $(18,244)      $       0
                                         ---------     ---------      ----------

 TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                    $324,391       $ 4,875       $       0
                                         =========      =========     ==========

 The accompanying notes are an integral part of these financial statements
                              ePHONE TELECOM, INC.
                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                    Jan. 1,        Year              Year           May 3,1996
                                   1999, to        Ended            Ended          (inception)
                                   June 30,       Dec. 31,         Dec. 31,         to June 30,
                                    1999           1998              1997              1999
                               ------------------------------------------------------------------

INCOME
   Revenue                     $        0         $       0     $        0         $          0
                               -----------        ----------    -----------        -------------
EXPENSES
   Depreciation                $       542       $     542      $        0         $      1,084
   General and
   Administrative                   85,048           1,516               0               87,564
   Internet Web Site                 7,359               0               0                7,359
   Investor Relations                8,000             990               0                8,990
   Market Development               47,306               0               0               47,306
   Office Supplies                   1,723             150               0                1,873
   Postage                             207               0               0                  207
   Professional Fees                34,610          14,643               0               49,253
   Regulatory Expense                2,068               0               0                2,068
   Rent                             1, 837               0               0               1, 837
   Travel                           13,990             403               0               14,393
                                -----------        ----------    -----------        -------------
                                $  202,690        $ 18,244      $        0         $     221,934
                                -----------        ----------    -----------        -------------
          Total Expenses        $  202,690        $ 18,244      $        0         $    221,934
                                -----------        ----------    -----------        -------------

Net Profit/(Loss)               $ (202,690)       $(18,244)     $        0         $   (221,934)
                                ===========       =========     ==========          =============

    Net Profit/(Loss)
    per weighted
    share      (Note #1)        $   (.0756)       $ (.0182)     $        0         $     (.1755)
                                ===========       =========     ==========          =============

    Weighted average
    number of common
    shares outstanding           2,679,558       1,000,000       1,000,000            1,264,578
                                ===========      ==========     ==========          =============


    The accompanying notes are an integral part of these financial statements
                              ePHONE TELECOM, INC.
                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                            Common  Stock         Additional       Accumulated
                                         Shares       Amount     Paid-in capital      Deficit
                                         ------------------------------------------------------

Balance, December 31, 1996               1,000,000    $  1,000            0       $   (1,000)

Net loss year ended December 31,
1997                                                                                       0
                                        -----------------------------------------------------

Balance, December 31, 1997               1,000,000    $  1,000            0           (1,000)

Net loss year ended December 31,
1998                                                                                  18,244
                                        -----------------------------------------------------


Balance, December 31, 1998               1,000,000    $  1,000            0          (19,244)

March 1, 1999 public offering for cash   1,000,000       1,000        9,000

April 1, 1999 public offering
for cash                                 2,000,000       2,000       88,000

Net income January 1, 1999
to June 30, 1999                                                                     (202,690)
                                         -----------------------------------------------------

Balance, June 30, 1999                   4,000,000    $  4,000       97,000        $ (221,934)
                                         =====================================================












     The accompanying notes are an integral part of these financial statements
                              ePHONE TELECOM, INC.
                              (FORMERLY IFE CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                   Jan 1, 1999 to   Year Ended      Year Ended        May 3, 1996
                                   June 30, 1999   Dec. 31, 1998   Dec. 31, 1997    (inception) to
                                                                                      June 30, 1999
                                      ------------------------------------------------------------------------------

Cash Flows from Operating
Activities
    Net Loss                        $  (202,690)    $  (18,244)      $      0         $  (221,934)
    Adjustment to reconcile net
    loss to net cash provided
    by operating activities
    Depreciation                            542            542              0               1,084



Changes in assets and liabilites
    Increase in other assets
                                        (200,000)       (5,417)             0            (205,417)
    Increase in current
    liabilites                           442,206        23,119              0             445,325
                                      -----------    ----------      ---------         -----------
Net cash used in operating
activites                             $   20,058     $       0       $      0          $   19,058


Cash Flows from investing
Activites                                      0             0              0                   0

Cash Flows from Financing
Activites
    Issuance of Common Stock
    for services
                                         100,000             0              0             101,000
                                      -----------    ----------      ---------         -----------

Net increase (decrease) in
cash                                   $ 120,058             0              0             120,058

Cash, beginning of period                      0             0              0                   0
                                      -----------    ----------      ---------         -----------

Cash, end of period                   $  120,058     $       0       $      0          $  120,058
                                      ==========     ==========      =========         ===========





    The accompanying notes are an integral part of these financial statements
                              ePHONE TELECOM, INC.
                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
             June 30, 1999, December 31, 1998, and December 31, 1997

NOTE I -- HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized May 3, 1996, under the laws of the State of Florida, as Ira Fund Brokers Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On May 8, 1996, the company issued 1,000,000 shares of its $0.001 par value common stock for $ 1,000.

     On April 17, 1998, the Company changed it's name to IFB Corp.

     On March 1, 1999, the Company completed an offering of its Common Stock under Regulation "D" Rule 504 for 1 , 000,000 Common Shares of stock at $0.01 per share or $ 10,000.00.

     On April 1, 1999, the Company completed an offering of its Common Stock under Regulation "D" Rule 504 for 2,000,000 Common Shares of stock at $0.045 per share or $ 90,000.00.

     On April 9, 1999, the Company changed it's name to ePhone Telecom, Inc.

NOTE 2 -- ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1.   The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of common shares outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

4. Depreciation is calculated on the computer on the basis of 5 year straight line method half year convention.

NOTE 3 -- GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of -business. However, the Company has no current source of revenue. Without realization of additional capital, it would be
                              ePHONE TELECOM, INC.
                              (FORMERLY IFB CORP.)
                        (FORMERLY IRA FUND BROKERS CORP.)
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
            June 30, 1999, December 31, 1998, and December 31, 1997


unlikely for the Company to continue as a going concern. It is management's plan to seek to raise additional capital.

NOTE 4 -- WARRANTS AND OPTIONS

     There are no warrants or options outstanding to issue any additional shares of common stock as of June 30, 1999.

NOTE 5 -- RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 -- OFFICERS/SHAREHOLDERS ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer/shareholders of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

NOTE 7 -- PURCHASE ADVANCE

     The Company has advanced $200,000.00 to Tek Digitel Corporation, for inventory to be delivered as follows: 20 units by July 15, 1999, 40 units by July 30, 1999, and the balance of 226 units by August 24, 1999. These deliveries have been rescheduled to October, 1999.

NOTE 8 -- SUBSEQUENT EVENTS

     On July 2, 1999, the Company declared a stock dividend of two shares for each share held as at July 6, 1999. This dividend was effected July 16, 1999, thus increasing the number of outstanding common shares from 4,000,000 common shares to 12,000,000 common shares.

     On July 19, 1999, the Company issued options for 3,500,000 common shares exercisable at $0.50 per share expiring on June 30, 2001.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company has not had any revenues from any operations as it has not commenced its proposed business operations. The Company's plan of operation for the next 12 months principally includes:

(a) The raising of additional financing. The Company does not have funding on hand to enable it to substantially progress with its plans. The Company is projecting development of the business over the next 12 months which it has estimated will require funding of $2,500,000. Optimally, the Company would like to raise $5,000,000 - $7,000,000 to carry forth its business development plans at an enhanced rate. The Company does not consider that there is any minimum amount that it must raise - and the amount that it raises less the $2,500,000 will be applied as Management deems appropriate to the development of the Company's business.

(b) The Company does not currently have any plans for any product research or development. The Company anticipates that if and when it considers further product development is required it will make such requirements known and the necessary research and development will be made by TEK Digitel Corporation or other companies.

(c)      Currently,  the  Company  has an ePhone  iGate  installed  at the UUNet colocation facilities in San Jose, California. The Company is installing a Gateway/Gatekeeper for worldwide operation purposes at its headquarters in Fremont, California.

         During the next 12 months the Company  plans to acquire two  additional
         Gateways/Gatekeepers   to  be   located   in  Europe   and  Hong  Kong,
         respectively. Negotations are being finalized for their placements.

         The Company has secured an agreement with UUNet, a subsidary of MCI Worldcom, to provide a worldwide high speed Internet backbone network for all of its clients. The Company will also be able to utilize all of UUNet's Points of Presence throughout the world as their termination points when sending voice or data via the Internet.

         The Company has begun discussions with companies in Europe, North America and Asia to provide "last-mile" of "off-net" traffic, i.e. the link between the worldwide Internet backbone (UUNet), the public service telephone network (PSTN) and the local end-user.

         The Company has requested estimates and production schedules for the manufacture of the iGate under license from TEK Digitel Corporation.

         The Company has had strong interest expressed by European and Asian companies concerning potential prospects for the ePhone iGate concept.

(d) The Company is forecasting the purchase of office equipment, computer hardware (excluding gateways) and software over the next 12 months in the amount of $400,000. The Company anticipates - but is not contractually required - to purchase some of its hardware and software from TEK Digitel Corporation.

(e) The Company does anticipate some additional employees being hired. The Company expects to develop the business of the sale of its products and services through distributors and agents and but will have some requirement for additional employees.


ITEM 3 DESCRIPTION OF PROPERTY

(a) The Company does not own or have any rights to purchase any plants or other property. Its only physical assets are computers and office equipment.

(b)    Investment Policies

         The Company does not have any policies which limit or guide the types of investments that it might acquire or invest in. However, at the date hereof, the Company does not have any expectations that it will acquire any investments other than those which might be compatible with, and will enhance or support, the Company's business objectives as described above. The Company does not have any policy which would lead it to acquiring assets or investments for capital gain. Such assets or investments as it may acquire or invest in would be to advance the business described above with the objective of generating income.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information with respect to beneficial ownership of the outstanding common shares of the Company as of September 20, 1999 for: (i) each shareholder known to be the beneficial owner of 5% or more of the outstanding common shares; (ii) each of the Company's executive officers and directors; and (iii) all executive officers and directors of the Company as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or has the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At September 20, 1999 the Company had 12,000,000 shares issued and outstanding and had outstanding options entitling the purchase, within 60 days, of 3,775,000 shares. The following information as to percentage of beneficial ownership is therefore of the total of the shares issued or under option, being 15,975,000.


    Name and Address                        Number of Common Shares                  Percent of
  or Identity of Individual                   Beneficially Owned                     Beneficial
        or Group                            or Deemed Beneficially                    Ownership
------------------------------------------------------------------------------------------------
Robert G. Clarke
915 Leyland Street
West Vancouver, B.C. V7T 2L6                   Nil  shares
Director, Chairman and Chief                   1,000,000 options                     6.34%
Executive Officer

39767 Paseo Padre Parkway
Suite E,                                       Nil  shares
Fremont, California, 94538                     500,000 options
Director, President and Chief Operating        of which only 300,000 are              1.9%
Officer                                        exercisable within 60 days)

Peter Francis
Suite 3C, Tung Shan Terrace,                   Nil shares                             1.58%
Stubbs Road,                                   250,000 options
Hong Kong
Director and Executive Vice-President

Hans van Yzeren
Goizendreef 12                                 Nil shares                             1.58%
2360 Oud-Turnhout                              250,000 options
Belgium
Director

Charlie Rodriguez
162 West Petunia Place                         Nil shares                             1.58%
Tucson, Arizona                                250,000 options
U.S.A.
85737
Secretary and Vice-President

John Fraser
104 Elm Avenue                                 Nil shares                             1.58%
Toronto, Ontario                               250,000 options
M4W 1P2

Ben Leboe
16730 Carrs Landing Rd.                        Nil shares                             1.58%
Lake Country, B.C.                             250,000 options
V4V 1B2
Chief Financial Officer

Executive Officers and Directors as a group     Nil shares
(7) persons                                    2,550,000 options                     16.16%

Americana International Inc.
Hong Kong                                      2,550,000 shares                      16.16%
Holder of more than 5%



ITEM 5 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth the names, positions and ages of the executive officers and directors. All Directors serve until the next Annual General Meeting of the Shareholders or until they earlier resign. Officers are elected by the Board of Directors and their terms of office are, except to the extent that the engagement of Mr. Yang is governed by an Agreement, at the discretion of the Board of Directors.

Name                         Age                        Position
--------------------------------------------------------------------------------
Robert G. Clarke              55              Director, Chairman and Chief
                                              Executive Officer

Charlie Rodriguez             55              Vice President of Corporate
                                              Affairs, Secretary

Charles Yang                  39              Director, President and Chief
                                              Operating Officer

Peter Francis                 50              Director


Hans van Yzeren               39              Director


John G. Fraser                53              Director, Executive Vice President


Ben Leboe                     53              Chief Financial Officer


     Robert G. Clarke, M.B.A. Chairman and Chief Executive Officer. Mr. Clarke's experience coves a broad range of general management skills and experience relating to public companies including general management, corporate finance, public equity markets and regulatory affairs, business planning and marketing. He is a director of several public companies and was the President and Chief Executive Officer of WaveRider Communications Inc. (OTC: WAVC) which is developing an innovative wireless technology in the telecommunications field. Mr. Clarke has had extensive international business experience in Canada, United States, Europe, Asia, South America, Australia and New Zealand. Mr. Clarke was appointed a Director, Chairman and Chief Executive Officer on June 3, 1999.

     Charles Yang. President and Chief Operating Officer. Mr. Charles C. Yang brings over 17 years of experience in the fields of data communication and telecommunication. He is the Founder, President and CEO of General-Tel Inc., a telecommunications company, specializing in Virtual Private Networks, Fixed-Wire/Wireless communications and Internet technologies. In addition to his technical expertise, Mr. Yang has been successful in developing businesses within the USA, Southeast Asia, China, Taiwan and Vietnam. During this time, Mr. Yang established relationships with United States manufacturers, but also with companies located in the science-based park in Hsin-Chu, Taiwan. Mr. Yang was appointed a Director, President and Chief Operating Officer of the Company, August, 17, 1999.

     Ben Leboe, CA. Chief Financial Officer. Mr. Leboe was formerly Senior Consulting Partner with KPMG in Vancouver and Victoria BC. He has provided financial consulting services to numerous clients, including WaveRider Communications Inc. and was previously the Vice President and CFO of VECW
Industries Ltd., a private business operating 12 divisions and President/Director of CPT Pemberton Technologies Ltd. (CPT), a public company. He holds a degree in Commerce and Business Administration from UBC and has earned memberships in the Institute of Management Consultants of BC and the Institute of Chartered Accountants of BC. Mr. Leboe was appointed Chief Financial Officer of the Company on June 3, 1999.

     John G. Fraser. M.B.A., B.C.A. Executive Vice-President. Mr. Fraser is in charge of Business Operations for ePHONE. He has extensive international professional experience over a span of several decades. Most recently he was Vice Chairman, KPMG Canada, and responsible nationally for the management consulting division. He has line- managed both start-up and on-going companies. He has worked in Europe, Africa, North America, Australia and New Zealand. He is also a member of the Institute of Management Consultants of Ontario. Mr. Fraser was appointed Director and Executive Vice President of the Company June 3, 1999.

     Charlie Rodriguez. C.H.E., C.M.P.E., M.B.A. Vice-President Corporate Affairs. Mr. Rodriguez is responsible for all the public company and regulatory aspects of ePHONE. He has extensive experience in financing and developing infrastructure for public and privately held companies. He has served as President and Chief Financial Officer of an OTC listed company and was instrumental in merging the company with its successor in the telecommunications business. Previously, Mr. Rodriguez was the treasurer of a NASDAQ listed company in telecommunication services. Mr. Rodriguez was appointed Vice President of Corporate Affairs and Secretary, June 3, 1999.

     Hans van Yzeren. Supervisor of the Company's European development. Mr. van Yzeren is a graduate from the PolyTechnical University in Rotterdam, The Netherlands. As a partner in Data Devices he established the AXXESS brand name of computer peripherals on the European market. Previously, as a partner in G-Tel Telecom, he introduced their own line of cordless telephones and was involved in the development and production aspects of the products for the European market. Mr. van Yzeren was appointed a Director June 3, 1999.

Peter J. Francis. Supervisor of the Company's Asian development. Mr. Francis is a financial and investment advisor based in Hong Kong. He spent 12 years in senior executive positions within the finance and merchant banking divisions of a major Australian banking group before setting up his own business in 1983. Within the New Zealand, Australian and Hong Kong business communities he has acted as promoter and advisor to numerous corporate transactions on behalf of clients and in recent years on his own account. His corporate involvement and experience has covered a broad range of business sectors. These activities have been in both the private and publicly listed corporate markets throughout the Asian region. Mr. Francis was appointed a Director June 3, 1999.

ITEM 6 EXECUTIVE COMPENSATION

A.     Cash compensation

The Company paid no compensation, cash or otherwise, to any of its directors or executive officers during the fiscal years ended December 31, 1998.

No directors or executive officers are presently under any agreement pursuant to which they are guaranteed salary or other direct compensation. Various of the directors and executive officers perform functions for the Company on a consulting basis and are paid for their services rendered from time to time on such basis as is negotiated with them from time to time by the President. Mr. Yang is currently entitled to compensation on a basic monthly basis with additional potential commissions and shares of the Company pursuant to the agreement described in Item 7 below.

B.     Option grants

No options were granted by the Company during any period prior to December 31, 1998. The Company does not have a stock option plan. However, the Company did grant, effective July, 1998, share purchase incentive options to 12 directors, executive officers, non-executive officers and individuals providing service to the Company entitling them to purchase up to an aggregate total of 3,975,000 shares of the Company exercisable at $0.50 per share on or before June 30, 2001. Provided that, the options granted to any individual will terminate within 30 days after the individual ceases to perform services for the Company or within 6 months after the date of the death of such individual. The numbers of shares optioned to each of the Company's Directors and Executive Officers is shown in the table in Item 4 above.


C.     Charles Yang

With the number of shares Charles Yang could receive pursuant to the agreement described in Item 7(d) and attached as an Exhibit hereto, he could become the largest single shareholder with enough shares to affect control of the Company.


ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A. On May 8, 1996, immediately following the incorporation of the Company, the Company issued 1,000,000 common shares for $0.001 per share. Of these, 975,000 shares were issued by the Company to Ira Schwartz, the Company's then sole director and officer.

B. Effective March 1, 1999 the Company issued 1,000,000 shares in its capital for a price of $0.01 per share.

C. Effective April 1, 1999 the Company issued 2,000,000 shares in its capital for a price of $0.045 per share.

     All of the shares referred to in Clauses A, B and C have since been split on a 1:3 basis so that they have become a total of 12,000,000 issued shares.

D. By an Agreement dated July 8, 1999 the Company engaged Charles Yang (who was not previously related to the Company) to provide his services on a full-time basis as the President and Chief Operating Officer of the Company for a basic term of 4 years. The Agreement provides for the payment to Mr. Yang of a fee of $7,500 per month initially, escalating to $17,500 per month for the period April 1 - June 30, 2000. For the second, third and fourth years of Mr. Yang's engagement his compensation will be reviewed but will increase by a minimum of not less than 15% over the amount paid to him in the preceding year.

     The Agreement also provided for Mr. Yang to be granted options and, pursuant thereto, Mr. Yang was granted options to purchase 500,000 common shares of the Company exercisable at $0.50 per share, during the term of his Engagement Agreement, the options vesting on the following schedule:

       100,000 shares on execution of the Agreement 200,000 shares October 1, 1999 200,000 shares January 1, 2000

     In the Agreement the Company also agreed to purchase from Mr. Yang 100% of the issued shares of a company owned by him, General-Tel Inc., for consideration of 1,500,000 voting common shares of the Company. The Agreement provides that the Company must, within 6 months of the closing of the acquisition of General-Tel, raise funding for itself (and possibly use by General-Tel) of not less than $1,100,000, and if such financing is not raised within the said deadline Mr. Yang will be entitled to cancel the negotiations or the acquisition agreement and have 100% of the shares of General-Tel re-transferred to him in consideration for which he must return 1,350,000 of the Company's shares to it.

     The Company has also agreed to issue Mr. Yang 2,000,000 voting common shares (which it has not yet done). The certificates for the shares will be held in escrow by the Company's Canadian lawyers, and 25% of such shares - i.e. 500,000 shares - will be released to Mr. Yang upon the Company achieving the following performance thresholds:

     (i)    net sales revenues of $5,000,000

     (ii)   aggregate cumulative net sales revenues of $12,000,000

     (iii)  aggregate cumulative net sales revenues of $30,000,000

     (iv)   aggregate cumulative net sales revenues of $50,000,000

The Agreement requires that Mr. Yang bring to the company the benefit of all negotiations and technical knowledge initiated or held by him to sell hardware or services with respect to a technology referred to as Wireless Local Loop ("WLL"). The Company has agreed to issue Mr. Yang 1,000,000 voting common shares if he succeeds in developing an agreement for the sale of WLL to one or more purchasers brought to the Company by Mr. Yang - such shares to be issued on the following schedule:

     (i)    300,000 shares  upon  completion  of  negotiation   and  signing  of
            Memorandum of Understanding with the purchaser of WLL;

     (ii) 300,000 shares upon completion of signing of a formal contract for the sale of WLL;

     (iii) 400,000 shares upon the receipt by the Company from the sale of WLL of payments and revenues of not less than $500,000.

     Further, Mr. Yang will receive 10% of the gross profits earned by the Company from the sales of WLL.

     Mr. Yang will also, from the sale of the Company's products or services, receive royalties on the following basis:

       (i) from sales of equipment or services in China, Vietnam or Taiwan, provided the Company's gross profit margin is not less than 20% from such sales, Mr. Yang will be paid 5% of the gross profits from such business; and

       (ii) for countries other than China, Vietnam or Taiwan where the Company pays sales commissions or representatives or agents in such other country, Mr. Yang will be paid monies equal to 1% of the amount of the gross sales revenues from such countries;

       (iii) where sales to China, Vietnam or Taiwan produce gross profits of less than 20% then Mr. Yang will, in lieu of the aforesaid 5%, receive commissions equal to 1% of the gross sales revenues from such countries.

E. The Company issued the options described in Item 6B hereof to various of its directors and executive officers.


ITEM 8 DESCRIPTION OF SECURITIES

     The Company's authorized capital consists only of voting common shares. 12,000,000 shares are issued and outstanding as of the date of this Statement. The Company does not have, does not propose to issue (except as otherwise disclosed in this document), and is not attempting to register any other shares or other securities.

     All of the common shares rank equally with each other, and none have any rights or restrictions attached to them. Each share has attached to it one (1) non-cumulative vote.

     The Registrar and Transfer Agent of the Company's shares is Interwest Transfer Co., Inc., 100 - 1981 East 4800 south, Salt Lake City, Utah, U.S.A.


                                     PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A.     Market Information

     The common voting shares of the Company are traded on the Over-The-Counter electronic Bulletin Board - under the symbol "EPHO". The Company's shares do not trade on any stock exchange or any other market.

     The reported high and low bid prices for the Company's shares for the quarters of the last two completed fiscal years ending December 31, 1998 and the first two quarters of 1999 are as follows. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions, and may not represent actual transactions. The source of the bid information given is the Nasdaq-Amex Market Group.


 Year and Quarter                       High Bid               Low Bid
                                            $                     $
--------------------------------------------------------------------------------
1997
1st Quarter                                 0                      0
2nd Quarter                                 0                      0
3rd Quarter                                 0                      0
4th Quarter                                 0                      0

1998
1st Quarter                                 0                      0
2nd Quarter                                 0                      0
3rd Quarter                             $0.50                  $0.50
4th Quarter                             $0.50                  $0.50

1999
1st Quarter                             $0.625                 $0.50
2nd Quarter                             $2.125                 $0.5313

     As the Company's shares started trading on a 1:3 split basis effective July 16, 1999 the figures given above for the periods prior to that date are of pre-split shares. The Company's shares were not posted for trading on thue OTC Bulletin Board until May 18, 1998.

B.     Holders

     As of September 23, 1999 there were 26 shareholders of record of the Company's outstanding shares. One registered holder was the brokers' nominee and clearing house Cede & Co., of New York, New York, which was the registered holder of 5,368,000 shares.

C.       Dividends

     The Company has not paid any cash dividends to date and no cash dividends will be declared or paid on the Common Shares in the foreseeable future. Payment of dividends is solely at the discretion of the Board of Directors.

On July 2, 1999, the Board of Directors unanimously approved a stock dividend of 2 shares for each 1 issued share - having the same net effect as a 3-1 forward split of the Company's Common Shares. The record date of the stock split was the close of business on July 6, 1999 and was such that each shareholder received 2 additional shares for each share owned at the close of business on July 16, 1999. The Company does not anticipate that there will be any stock dividends paid by the Company in the foreseeable future.


ITEM 2 LEGAL PROCEEDINGS

The Company is not involved in, or has no knowledge of, any threatened or pending legal proceedings against it.


ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no disagreements with its auditor Barry Friedman, C.P.A., during the fiscal years ended December 31, 1997 and 1998, six months ended June 30, 1999, and subsequent periods.


ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

     The Company has, in the past 3 years, sold securities, namely voting common shares - without registering the securities under the United States Securities Act of 1933, as detailed in Clauses A, B and C of Item 7 of Part I.

     All of the sales were made directly by the Company and not through the use of underwriters. No underwriting discounts or commissions were paid with respect to any of the sales - all of which were made for cash at the prices designated above.

     The sales were made without registration pursuant to the exemption granted by Rule 504 of Regulation D to the Securities Act.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Neither the Company's Charter documents nor any contracts or arrangements in existence provide for any insurance or indemnification of any Director, Officer or controlling person of the Company affecting his or her liability in such capacity.

     Section 607.0850 of the Statutes of Florida (pursuant to which the Company was incorporated) grants to a company the power to provide indemnification to directors, officers, employees or agents of the corporation. While the provisions of the Statute contain an extensive description of situations where indemnification may be granted generally, the corporation can grant indemnification to directors, officers, employees or agents or others serving the company with respect to either actions by third parties or by the company if the person being indemnified was, with respect to the subject of the action, acting in good faith and in a manner he or she reasonably believed to be in the best interests of the company, and had no reason to believe was unlawful. Indemnification and the extent of the indemnification must be determined in each instance after a claim arises by a majority vote of the board of directors. Indemnification, even if previously approved, shall not be given if a final adjudication determines that the actions which are the subject of the indemnification were:

(a) a violation of the criminal law unless the person being indemnified had reasonable cause to believe that the conduct was not unlawful; or

(b) involves a transaction in which the person derived or was to derive an improper personal benefit; or

(c) the person is a director and liability provisions elsewhere in the Statutes of Florida are applicable; or

(d)  the actions of the person  proposed to be  indemnified  constituted  wilful
     misconduct  or  conscious   disregard   for  the  best   interests  of  the
     corporation.

     As  of  the  date   hereof  the   Company  has  not  agreed  to  grant  any
indemnification to any person pursuant to the foregoing statutory provisions.



                                    PART F/S

Audited financial statements of the Company are provided herein. They cover the last two completed fiscal years of the Company ending December 31, 1997 and December 31, 1998 and the half-yearly period ending June 30, 1999.


                                    PART III

ITEM 2 DESCRIPTION OF EXHIBITS

3.1    Articles of Incorporation

3.2    First Amendment to Articles of Incorporation

3.3    Bylaws

3.4    Stock Certificate (to be submitted by amendment)

3.5 Second Amendment to Articles of Incorporation (to be submitted by amendment)

4.1 Specimen of form of Option Incentive Agreement signed by the Company with the various optionees as detailed in Item 6.B of Part I

10.1   Engagement Agreement dated July 8, 1999 with Charles Yang

27     Financial Data Schedule



                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ePHONE TELECOM, INC.
                                           (Registrant)

Date:  September 12,  1999                By: /s/Robert Clarke
                                              ------------------
                                              Robert E. Clarke
                                                Chief Executive Officer